UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

MEREDITH CORPORATION
(Name of Issuer)

Class B Common Stock
(Title of Class of Securities)

589433 20 0
(Cusip Number)

Anna K. Meredith Endowment Trust
c/o Tracy L. Abbas
Bankers Trust Co.
453 7th Street
Des Moines, IA 50309

Copy to:
Michael J. Sorrow
McDermott Will & Emery LLP
227 West Monroe Street
Chicago, IL 60606

June 14, 2016
(Date Of Event Which Requires Filing Of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	NAMES OF REPORTING PERSONS
Anna K. Meredith Endowment Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (See Instructions) (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 10,000 shares*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 10,000 shares *
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12.	TYPE OF REPORTING PERSON EP

____________________
*This is a charitable trust. Bankers Trust Company as trustee votes the shares at the direction of the Endowment Board. The Endowment Board, composed of Bankers Trust Company, D. Mell Meredith Frazier, E. T. Meredith, IV, James Hubbell, III and Craig Shadur, acting by majority vote, has dispositive power over the shares.

ITEM 1.
	(a)	NAME OF ISSUER: Meredith Corporation

	(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: 1716 Locust Street, Des Moines, Iowa 50309

ITEM 2.
	(a)	NAME OF PERSON FILING: Anna K. Meredith Endowment Trust

	(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 453 7th Street, Des Moines, Iowa 50309

	(c)	CITIZENSHIP: United States

	(d)	TITLE OF CLASS OF SECURITIES: Class B Common Stock

	(e)	CUSIP NUMBER: 589433 20 0

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(B), OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐	Broker or dealer registered under section 15 of the Act.

	(b)	☐	Bank as defined in section 3(a)(6) of the Act.

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

	(e)	☐	An investment advisor in accordance with section 240.13d-1(b)(1)(ii)(E).

	(f)	☒	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G).

	(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

	(j)	☐	A non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J).

	(k)	☐	Group, in accordance with section 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Section 240 13d-1(b)(1)(ii) (J), please specify the type of institution:

ITEM 4	OWNERSHIP.

	(a)	Amount beneficially owned: 10,000*

	(b)	Percent of class: 0.1%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 10,000*

		(ii)	Shared power to vote or to direct the vote: 0

		(iii)	Sole power to dispose or to direct the disposition of: 10,000*

		(iv)	Shared power to dispose or to direct the disposition of: 0

__________________
(*) This is a charitable trust. Bankers Trust Company as trustee votes the shares at the direction of the Endowment Board. The Endowment Board, composed of Bankers Trust Company, D. Mell Meredith Frazier, E. T. Meredith, IV, James Hubbell, III and Craig Shadur, acting by majority vote, has dispositive power over the shares.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2016

Anna K. Meredith Endowment Trust

By: Bankers Trust Company, As Trustee

By: /s/ Tracy L. Abbas
Name: Tracy L. Abbas

Its: Vice President and Trust Officer